

May 11, 2011

Stanley A. Hirschman
1420 Presidential Drive
Richardson, TX 75081-2439

> **Re:** **Optex Systems Holdings, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed April 18, 2011**
> **File No. 0-54114**

Dear Mr. Hirschman:

We have limited our review of your filing to those issues we have addressed in our comment.

Please respond to this letter within ten business days by amending your filing, providing the requested information or by advising us when you will provide the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your amendment to your filing and the information you provide in response to the comment, we may have additional comments.

1. To the extent applicable, please revise your disclosure in this filing to comply with our comment letter dated May 11, 2011 regarding your pending Registration Statement on Form S-1, file no. 333-173502.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller, reviewing attorney, at (202) 551-3635 with any questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (via fax): Jolie G. Kahn, Esq.